Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 August 7, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1346
               BofA Merrill Lynch Millennials Portfolio, Series 1
                       File Nos. 333-205361 and 811-03763
-------------------------------------------------------------------------------
 Dear Mr. Bartz:

      This letter is in response to your comment letter dated July 28, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1346, filed on June 30, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BofA Merrill Lynch Millennials Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Since the name of the Trust includes the term "BofA Merrill Lynch Millennials Portfolio," and the second paragraph of this section describes a "list of securities published by Merrill Lynch Research" that the sponsor has referenced in constructing the Trust portfolio, please identify the specific list that the sponsor has referenced, and revise the 80% policy to provide that the Trust will invest at least 80% of the value of its assets in securities included on this particular list. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Please also describe in this section the types of securities (e.g., common stocks, preferred stocks, etc.) in which the Trust will invest.

      Response: The sponsor prefers not to disclose the name of the list in the Registration Statement. We believe adequate information is disclosed regarding the investment strategy and the risks in the current Registration Statement. In addition, the Trust's holdings will be disclosed on the day of deposit and the holdings will comply with the current 80% policy. We believe the current 80% policy complies with Rule 35d-1 because at least 80% of the Trust's assets will be in the types of securities suggested by the name, i.e., companies that may benefit from the emergence of millennials. Therefore, the disclosure has not been revised.

      With regard to the types of securities, the Trust will invest in a portfolio of common stock. The disclosure has been revised in response to this comment.

      2. The second paragraph of this section describes the market segments that may benefit from the emergence of Millennials, including "households" and "sharing economy." Please provide the meaning of these two terms in this section.

      Response: Examples have been provided after each term in response to this comment.

Investment Summary -- Principal Risks

      3. The fourth bullet point in this section states that the Trust is concentrated in the "information technology sector." However, the last sentence in the Principal Investment Strategy section states that the Trust is concentrated in the "technology sector." Please revise the disclosures in these sections to provide a consistent description of the sectors in which the Trust will concentrate.

      Response: The disclosures have been revised in response to this comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren